

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Png Bee Hin
Chief Executive Officer
IMMRSIV Inc.
1004, Toa Payoh North #04-12
318995
Republic of Singapore

> **Re: IMMRSIV Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 15, 2022**
> **CIK No. 0001936574**

Dear Mr. Hin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed July 15, 2022

Prospectus Summary, page 1

1. Please provide a basis for the statement that you are the leading Southeast Asia education and training software company. Also, we note your reference to "AR/VR/MR solutions." Please define all acronyms when they are first used.

2. Please clarify in this section that a substantial part of your revenue is generated from providing eLearning content and consultancy services to the training sector and your education and tourism businesses are in their early stages of monetization and currently do not generate significant revenue.

3.   Provide a summary of the principal factors that make an investment in this offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

Representation of Industry Statistics and Market Trends, page 2

4.   Please tell us if the market research report referred to in this section was prepared specifically for this filing. If so, identify the author and file its consent as an exhibit.

Corporate Structure, page 6

5.   Revise the illustration of your corporate structure to clearly indicate that PNG Bee Hin is the company founder and not a separate parent entity.

Risk Factors, page 13

6.   We note your disclosure on page 98 that your Articles of Association include an exclusive forum provision. Please provide risk factor disclosure regarding the uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Your risk factor should acknowledge that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

7.   Please add a risk factor highlighting that you are a Cayman Islands company with executive offices located in Singapore and that this may make it difficult for shareholders to serve process or bring a lawsuit against you and your directors.

8.   Please add a risk factor that discusses the impact your dual class structure will have on the ability of Class B holders to control matters requiring a shareholder approval, such as the election of directors and amendments to organizational documents, as well as approval of major corporate transactions. Also, explain that your dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect the share price and liquidity of your Class A common stock.

We had a concentration of major customers during the years ended December 31, 2020 and 2021..., page 17

9.   Please identify the customer that accounted for 94% and 91% of your revenue for the years ended December 31, 2020 and 2021, respectively.

<u>We are required to maintain all the obtained licenses..., page 23</u>

10. Please amend your risk factor disclosure to identify the specific, relevant licenses, permits, and approvals that are required to operate your business in each jurisdiction, whether you currently hold such licenses, permits or approvals, and the specific consequences to you, where material, of not holding the required licenses permits and approvals in each jurisdiction.

<u>Use of Proceeds, page 36</u>

11. We note that you plan to use some of the proceeds from this offering to repay outstanding loans. Please describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 4.a of Form F-1 and Item 3.C.4 of Form 20-F.

<u>Dilution, page 39</u>

12. Tell us why your Dilution table on page 39 and your Description of Shares Capital on page 94 contemplate conversion of preferred shares. LDR Pte. Ltd.'s consolidated balance reports no outstanding preferred shares as of December 31, 2021.

<u>Cost of Revenues, page 56</u>

13. It appears as though your recent substantial 55.9% increase in revenues was primarily due to content development and research and development services provided to the government of Singapore. In this regard, we note that that your costs of revenues increased only 5.5%. Please describe and quantify the factors underlying material changes in the relationship between revenues and cost of revenues. As required by Item 5 of Form 20-F, focus specifically on material events and uncertainties that would cause reported financial information not to be indicative of future operating results.

<u>Results of Operations</u>
<u>Revenues, page 56</u>

14. We note that your revenue is primarily generated from two major contracts with the Singapore government: content development services for Singapore's Defense Science and Technology Agency's LEARNet project (which also includes the development of learning content and learning applications for performance support) and learning support in accordance with relevant criteria and requirements set in the LEARNet project. Further we note that your revenues substantially increased during 2021. Please tell us and disclose the terms of these projects and any other revenue stream that materially contributes to your revenues. Identify in this regard, any known material trends and uncertainties, demands, commitments, and events that are reasonably likely to have a material effect on your future results, as required by Item 5.D of Form 20-F.

15.   It appears one customer was responsible for approximately 87% of your year over year
        revenue increase.   In accordance with Item 5 of Form 20-F, please focus your discussion
        on this material event. Describe the extent to which such change was due to changes in
        price, volume, amount of products, and/or to the introduction of new products or services.
        Provide information regarding government policies or factors that have materially
        affected, or could materially affect your operations. Address such known uncertainties
        that would cause reported revenues and costs of revenues to not necessarily be indicative
        of future operating results.

Operations-Related Costs, page 56

16.   We note that your discussion of operating expenses attributes material changes primarily
        due to increased employment expenses and Covid-19 loan interest expenses, but your
        discussions provide no quantification of the contribution of each factor to the material
        changes in the various line items discussed. Replace vague terms such as "primarily" and
        "mainly" with specific quantifications. In this regard, see the guidance provided by
        Section III.D of Release 33-6835 and as applicable, revise throughout to identify and
        quantify the impact of each material factor on your operating expenses.

Liquidity and Capital Resources, page 57

17.   Please replace vague terms used in your discussion of liquidity and capital resources such
        as "primarily" with of specific quantifications. In this regard, see the guidance provided
        by Section III.D of Release 33-6835 and as applicable, revise to identify and quantify the
        impact of each material factor.

18.   Tell us and if material disclose the impact on your ability to distribute dividends due to
        differences between IFRS and Singapore GAAP.

Business, page 64

19.   We note your statement that you "seek to be an enabler of the new blockchain-economy,
        by leveraging advance blockchain technologies to allow mass market adoption of utility
        NFTs, without the need of a NFT- wallet using stablecoin (fixed-priced cryptocurrency
        based on blockchain) pegged to U.S. dollars or local currencies." Please remove this
        statement as it inaccurately characterizes stablecoins, which have no accepted definition.
        Remove references to stablecoins throughout the prospectus and only refer to specific
        crypto assets.

Key Regional Partners and Clients, page 65

20.   Please tell us the criteria used to select the entities highlighted in the graphic. Distinguish
        between regional partners and revenue generating clients.

Material Contracts, page 80

21.   Please file your two major contracts with the Singapore government as exhibits to your registration statement. Refer to Item 8 of Form F-1.

Regulation, page 86

22.   Please revise to provide a discussion of the specific licenses or other regulatory requirements you will have in the jurisdictions you intend to offer your blockchain and Web 3.0 technology.

Principal Shareholders, page 93

23.   Please disclose the natural persons who exercise voting and dispositive powers with respect to the securities owned by entities.

Financial Statements
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), page F-4

24.   We note you classify expenses by function. We also note on pages 52 and 84 that you incur research and development expenses and sales and marketing expenses, with over half of your employees and outsourced personnel performing in such capacities. Please disaggregate the Administrative Expenses line-item on page F-4 and on pages 10 and 43 to reflect line-items for each of your material functional expense categories.

25.   Please disclose additional information on the nature of expenses in accordance with paragraphs 104 and 105 of IAS 1.

2.13 Revenue recognition, page F-11

26.   We note you earn revenue from rendering services under different business models. This revenue is recognized when the Company satisfies its performance obligations which generally coincides with delivery and acceptance of the services rendered. Please disclose your performance obligations in accordance with paragraphs 119, 124 and 125 of IFRS 15. As applicable, indicate whether such performance obligations are satisfied as:
    • services are rendered,
    • over time,
    • upon attainment of milestones,
    • upon completion of services, and/or
    • at points in time.
Disclose significant payment terms and obligations for refunds and other similar obligations.

27.   It appears your multi-year contracts with the government of Singapore combine revenues from: software as-a-service mobile and platform application ("SaaS"); and professional services revenue, such as services from project management, training program and content development. Please disclose in accordance with paragraphs 123 through 126 of IFRS 15

your significant judgements and changes in judgements that affect the amount and timing of revenues from contracts with customers.

14 Revenue
Disaggregation of Revenue, page F-20

28.   We note that you have aggregated substantially all of your revenues into a Rendering of Services category. In light of the apparent complexity of your multi-year revenue contracts with the government of Singapore, please disaggregate revenue in accordance with the guidance provided by paragraphs 114 and B87 through B89 of IFRS 15.

18. Income tax expense
Relationship between tax expense and accounting (loss)/profit, page F-22

29.   Explain for us how non-deductible expenses reduced your tax liability in 2021. Otherwise please revise.

General

30.   Please revise throughout to avoid the use of the terms blockchain and Web 3.0 as buzzwords. The revised disclosure should provide a clear description of the intended use of these technologies in your business. Your revisions should include, but not be limited to, the types of applications you are pursuing; whether your business entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used; and whether your applications are or will be dependent on an existing blockchain, and, if so, the risks and challenges related to such reliance or whether you intend to create a blockchain to run your applications and, if so, the risks and challenges related to developing and maintaining the blockchain.

31.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology